Exhibit 99.1

Scorpio Tankers Inc. Announces $138.2 Million Convertible Note Exchange and New Issuance

MONACO, March 19, 2021 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today that it has entered into separate, privately negotiated, agreements with certain holders of its outstanding 3.00% Convertible Senior Notes due 2022 (the “Existing Notes”) to exchange approximately $62.1 million in aggregate principal amount of the Existing Notes for approximately $62.1 million in aggregate principal amount of new 3.00% Convertible Senior Notes due 2025 (the “Exchange Notes” and such transaction, the “Exchange Offer”). In addition, the Company has entered into separate, privately negotiated, agreements with certain investors to issue and sell approximately $76.1 million in aggregate principal amount of the new 3.00% Convertible Senior Notes due 2025 (the “Purchased Notes” at 100% of par, plus accrued interest from November 15, 2020, and together with the Exchange Notes, the “New Notes”) in a private offering.

The New Notes will be senior, unsecured obligations of the Company and will bear interest at a rate of 3.00% per year. Interest will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2021. The New Notes will mature on May 15, 2025, unless earlier converted, redeemed or repurchased in accordance with their terms.

Commencing on the date that the New Notes are issued, principal will accrete on the principal amount of the New Notes to maturity (or earlier, on a redemption date), compounded semi-annually, at a rate equal to approximately 5.52% per annum (which principal amount, together with any accretions thereon, is the “Accreted Principal Amount”). The Accreted Principal Amount at maturity is equal to 125.3% of par, which together with the 3.00% Interest Rate, compounds to a yield-to-maturity of 8.25%.

The New Notes are freely convertible at the option of the holder at any time, for common shares of the Company. In addition, the Company may redeem for cash all or any portion of the New Notes at a redemption price equal to 100% of the Accreted Principal Amount of the New Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if the VWAP of the Company’s common shares has been at least 125.3% of the Conversion Price for at least 20 trading Days during any 30 consecutive trading day period.

The conversion rate for the New Notes is initially 26.6617 common shares per $1,000 principal amount of New Notes (equivalent to an initial conversion price of approximately $37.507 per share of the Company’s common stock), and is subject to adjustment upon the occurrence of certain events. In addition, holders who convert their New Notes in connection with a make-whole fundamental change (as defined in the Indenture), will, under certain circumstances, be entitled to a make-whole premium in the form of an increase in the applicable conversion rate.

Holders of the New Notes will have the right, at their option, to require the Company to repurchase such holders’ notes if the Company undergoes a fundamental change (as defined in the Indenture), at a repurchase price equal to 100% of the principal amount of the New Notes on the fundamental change repurchase date, plus accrued and unpaid interest, if any, up to, but excluding, such repurchase date.

Closing of the Exchange Offer is expected to occur on or about March 25, 2021, subject to customary closing conditions. The Company anticipates $89.1 million in aggregate principal amount of Existing Notes will remain outstanding following closing of the Exchange Offer.

This press release is neither an offer to sell nor a solicitation of an offer to buy the New Notes, nor shall there be any sale of the New Notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful. The New Notes and the common shares issuable upon conversion of the New Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from the registration requirements under the Securities Act.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company’s fleet consists of 135 owned, finance leased or bareboat chartered-in product tankers (42 LR2 tankers, 12 LR1 tankers, 63 MR tankers and 18 Handymax tankers) with an average age of 5.3 years. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
(212) 542-1616